SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of March, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shengzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

China GrenTech Corporation Limited Announces Fourth Quarter and Fiscal Year 2006 Financial Results
Selected Unaudited Consolidated Balance Sheets Items
Selected Unaudited Consolidated Statements of Income Items
Selected Unaudited Consolidated Statements of Cash Flows Items
SIGNATURE

This Form 6-K consists of:
The Announcement of fourth quarter and fiscal year 2006 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on March 12, 2007.

Press release
China GrenTech Corporation Limited Announces
Fourth Quarter and Fiscal Year 2006 Financial Results
Fourth Quarter 2006 Highlights
●	Revenue rose 19.1% YoY to RMB 450.3 million (US$57.7 million)(1)

●	Gross profit rose 2.8% YoY to RMB 209.2 million (US$26.8 million)

●	Operating profit was RMB 133.3 million (US$17.1 million)

●	Net income was RMB 114.4 million (US$14.7 million)

●	Diluted earnings per ADS were RMB 4.58 (US$0.59)

●	Net cash per ADS was RMB14.80 (US$1.90)
Fiscal 2006 Highlights
●	Revenue rose 16.3% YoY to RMB 832.8 million (US$106.7 million)

●	Gross profit rose 1.9% YoY to RMB395.8 million (US$50.7 million)

●	Operating profit was 179.2 million (US$23.0 million)

●	Net Income was RMB 148.8 million (US$19.1 million)

●	Diluted Earnings Per ADS were RMB 6.25 (US$0.80)
Shenzhen, China, March 12, 2007 — China GrenTech Corporation Limited (NASDAQ:GRRF; “China GrenTech” or “the Company”), a leading provider of wireless coverage products and services and a leading developer of radio frequency (“RF”) technology in the People’s Republic of China (‘‘China’’), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31,2006.
“We had a solid fourth quarter on a number of levels,” commented Mr. Yingjie Gao, China GrenTech Chairman and Chief Executive Officer. “Our fourth quarter has always been by far our strongest quarter due to the seasonal spending patterns of the Chinese telecom operators for wireless coverage products, and this year was no exception. Even with China Unicom, our largest customer, reducing their investment spending, we still achieved a 19.1% increase

Notes:

(1) The Company’s functional and reporting currency is Renminbi (“RMB”).The translation of amounts from RMB to United States Dollars (“U.S. dollars”) is solely for the convenience of the reader. RMB numbers included in the press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 31, 2006 in The City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at US$1.00 = RMB7.8041. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2006, or at any other date.

in our top line in the fourth quarter, which set a new quarterly record for us. However, due to intense competition in the market, the profitability in the overall wireless coverage industry fell. Additionally, in a strategic response, we expanded our marketing spending in an effort to aggressively strengthen our market share and we also increased our R&D spending for base station RF components and 3G-related products. Finally, we increased our spending in an effort to continue to enhance our management and internal control systems, particularly in light of the compliance requirements set by Sarbanes Oxley Section 404. These factors combined to drive our operating profit in the fourth quarter down 15.9% compared to the fourth quarter of 2005 and 20.4% compared to the full 2005 fiscal year. It also resulted in a 26.2% fall in net income compared to the fourth quarter of 2005 and an 18.0% drop from the full year last year. However, we believe the additional spending will help prepare the Company for expected growth in the 3G wireless coverage and base station RF components market in China. With strong increasing demand for base stations and growing visibility about the TD-SCDMA commercial trial network that is soon to start, we are fully confident about our prospects heading into 2007. ”
Revenues for 4Q2006 were RMB450.3 million (US$57.7 million), an increase of RMB72.2 million (US$9.3 million) from RMB378.1 million in 4Q2005. The wireless coverage business continues to be China GrenTech’s main source of revenue, with wireless coverage products accounting for 94.3% of total revenue in 4Q2006 and RF products accounting for the remaining 5.7%. Despite facing an unfavorable situation with China Unicom lowering its investment budget for CDMA network coverage, the Company made a concerted effort to diversify and balance its customer base by increasing marketing and promotional activities to China Mobile and the other operators. China GrenTech had strong increases in revenue from China Mobile, China Telecom, and China Netcom, though revenue from China Unicom dropped slightly by 1.0%. In 4Q2006, China Mobile, China Unicom, China Telecom, China Netcom, integrators, overseas customers and OEMs accounted for 38.4%, 26.6%, 10.7%, 8.9%, 9.3%, 0.4% and 5.7% respectively of total revenues.
For fiscal 2006, the Company reported revenues of RMB 832.8 million£¨US$106.7 million), compared to RMB 716.3 million in 2005, an increase of 16.3% YoY. China Unicom was still the Company’s main customer in terms of revenue, accounting for 35.9% of total revenue. China Mobile, China Telecom, China Netcom, integrators, overseas customers and OEMs accounted for 33.3%, 10.7%, 8.3%, 6.8%, 1.2%and 3.8% respectively of total revenues.
For fiscal 2006, wireless coverage products accounted for 96.2% of total revenue, while RF modules accounted for 3.8%.

Revenue breakdown:

	2005		2006
	Q4	FY	Q4			FY
	RMB'000	RMB'000	RMB'000	US$'000	% of Revenue	RMB'000	US$'000	% of Revenue
Wireless Coverage Products & Services
China Mobile	156,758	241,575	172,780	22,140	38.4%	277,098	35,507	33.3%
China Unicom	121,223	322,896	119,999	15,376	26.6%	298,693	38,274	35.9%
China Telecom	41,190	69,491	48,305	6,190	10.7%	89,169	11,426	10.7%
China Netcom	28,281	36,799	39,965	5,121	8.9%	69,175	8,864	8.3%
Integrators	17,595	23,441	41,813	5,358	9.3%	56,607	7,253	6.8%
Overseas customers	0	0	1,708	219	0.4%	10,026	1,285	1.2%
Subtotal	365,047	694,202	424,570	54,404	94.3%	800,768	102,609	96.2%
RF products
OEMs	13,020	22,068	25,724	3,296	5.7%	32,027	4,104	3.8%
Total	378,067	716,270	450,294	57,700	100%	832,795	106,713	100%
Business Highlights
Wireless Coverage Products and Services
●	In 4Q2006, China GrenTech successfully won a bid from China Mobile headquarters through its centralized bidding process for eight series of GSM wireless coverage products. This qualifies the Company to supply coverage equipment to China Mobile for its GSM network, which will help increase the Company’s market share from China Mobile.
3G Trial
●	China GrenTech completed its development of TD-SCDMA trunk amplifiers, optical repeaters and radio repeaters for indoor coverage.
●	China GrenTech made progress on the development of Synchronous Control technology, which is a key technology in TD-SCDMA repeaters.
●	The Company recently received first round regulatory approval for its TD-SCDMA repeaters and trunk amplifiers. The Company is well prepared for the full-scale production and launch of TD-SCDMA products, and a staff of engineers has been trained to provide comprehensive support services.
RF Products
●	With GSM capacity expansion and the launch of construction of the TD-SCDMA enlarged commercial trial network construction in China, as well as increasing demand for base stations from overseas markets, base station OEMs are expanding orders for base station RF components.
●	The Copmany became a qualified supplier for six domestic and overseas base station OEMs.
●	In Q4, the Company won a bid for two major CDMA RF modules from the largest domestic base station OEM; Additionally, the Company won a bid from a foreign-owned enterprise based in Shanghai for TD-SCDA filter.
●	China GrenTech has been supplying RF products in volume to three major base station OEMs.
Financial Analysis
Cost of Revenue
The cost of revenues for 4Q2006 totalled RMB241.1 million (US$30.9 million), representing an increase of 38.2% from 4Q2005.
The cost of revenues for fiscal 2006 totalled RMB437.0 million (US$56.0 million), representing an increase of 33.2% from 2005.
The year-over-year increase in the cost of revenue was driven primarily by the greater number of units shipped, which coupled with a decrease in average selling price (“ASP”) for 2G wireless coverage products caused the gross margin in fiscal 2006 to decline to 47.5% from 54.2% in 2005. Furthermore, the Company’s products that were sold to China Telecom and China Netcom were PHS products which have lower ASPs and gross margins compared to GSM and CDMA products. In addition, since the gross margin of RF products is lower than wireless coverage products, the increase in sales of RF products also caused a slight reduction in the Company’s gross margin ratio.
Operating Expenses
Total operating expenses for 4Q2006 increased by RMB30.8 million, or 68.3%, from RMB45.1 million in 4Q2005 to RMB 75.9 million (US$9.7 million).
Total operating expenses for fiscal 2006 increased by RMB53.4 million, or 32.7%, from RMB163.2 million in 2005 to RMB216.6 million (US$27.8 million).
Research and development costs for 4Q2006 were RMB17.1 million (US$2.2 million), an increase of 64.2% from 4Q2005.
Research and development costs for fiscal 2006 were RMB47.7 million (US$6.1 million), an increase of 55.7% from 2005. The increase was primarily because the Company expanded its research & development team and increased spending on the development of base station RF products and 3G technologies.
Sales and distribution expenses for 4Q2006 were RMB36.3 million (US$4.7 million), an increase of 58.7% from 4Q2005.
Sales and distribution expenses for fiscal 2006 were RMB112.9 million (US$14.5 million), an increase of 23.5% from 2005. The increase was mainly due to an expansion of the sales & marketing team and increased marketing expenses as the Company continued to strengthen the relationships with its customers and broadened its customer base.
General and administrative expenses for 4Q2006 were RMB 22.5 million (US$2.9 million),

an increase of 90.8% from 4Q2005.
General and administrative expenses for fiscal 2006 were RMB55.9 million (US$7.2 million), an increase of 36.3% from 2005.The year-over-year increase was primarily due to expenses related to enhancement in management and control systems, particularly in light of the Sarbanes Oxley Section 404 compliance requirements, and other expenses related to the listing, including legal, consulting and other logistical support.
Other Expenses/Income
Other expenses for 4Q2006 were RMB1.4 million (US$0.2 million). Compared to other income of RMB13.8 million in the same period last year. The year-over-year change was due to decreasing of grant income and the fluctuation in foreign currency exchange gain.
Other expenses for fiscal 2006 were RMB10.8 million (US$1.4 million), which was almost unchanged from RMB10.4 million last year.
Interest income for 4Q2006 increased from RMB1.1 million in 4Q 2005 to RMB4.5 million (US$0.6 million) because of higher cash deposits and an increase in the deposit rate.
Interest income for fiscal 2006 increased from RMB3.2 million in 2005 to RMB19.2 million (US$2.5 million), for the same reason mentioned above.
Interest expense for 4Q2006 decreased 6.6% from RMB9.3 million in 4Q2005 to RMB8.7 million (US$1.1 million).
Interest expense for fiscal 2006 decreased 22.4% from RMB36.1 million in 2005 to RMB28.0 million (US$3.6 million).
The foreign currency exchange loss for 4Q2006 increased to RMB4.6 million (US$0.6 million) from an exchange gain of RMB5.6 million in 4Q2005, mainly because the proceeds from the IPO were kept as bank deposits denominated in US dollars, resulting in an exchange loss due to the appreciation of the Renminbi against the US dollar.
For the same reason, the foreign currency exchange loss for fiscal 2006 increased to RMB9.9 million (US$1.3 million) from an exchange gain of RMB5.6 million in 2005.
Grant income from government subsidies for 4Q2006 dropped by RMB8.9 million to RMB7.4 million (US$0.9 million) from RMB16.3 million in 4Q2005. The change was due to a decreasing number of grant applications having been approved and paid by the government authorities in the period.
For the same reason, grant income for fiscal 2006 decreased to RMB7.7 million (US$1.0 million) from RMB16.7 million in 2005
Earnings
Gross profit for 4Q2006 increased to RMB209.2 million (US$26.8 million) in 4Q2006, from RMB203.6 million in 4Q2005, representing an increase of RMB5.6 million (US$0.7 million). The gross margin was 46.5%, which decreased from 53.9% in the corresponding period last year.
Gross profit for fiscal 2006 increased by RMB7.6 million to RMB395.8 million (US$50.7 million), from RMB388.2 million in 2005. The gross margin was 47.5%, compared to 54.2% last year.
The operating profit for 4Q2006 decreased by RMB25.2 million, or 15.9%, from RMB 158.5 million in 4Q2005 to RMB 133.3 million (US$17.1 million) in 4Q2006. The operating margin was 29.6%, compared to 41.9% in 4Q2005.
The operating profit for fiscal 2006 decreased by RMB45.8 million, or 20.4%, to RMB179.2 million (US$23.0 million) from RMB 225.0 million in 2005. The operating margin was 21.5%, a decrease from 31.4% in 2005.
Net income for 4Q2006 decreased by RMB40.6 million, or 26.2%, from RMB155.0 million in 4Q2005 to RMB 114.4 million (US$14.7 million) in 4Q2006. The net margin was 25.4% in 4Q2006, a decrease from 41.0% in 4Q2005.
Net income for fiscal 2006 decreased by RMB32.6 million, or 18.0%, from RMB181.4 million in 2005 to RMB 148.8 million (US$19.1 million). The net margin was 17.9%, compared to 25.3% in 2005.
Diluted Earnings per ADS for 4Q2006 were RMB 4.58(US$0.59).
Diluted Earnings per ADS for fiscal 2006 were RMB 6.25 (US$0.80).
Balance Sheet
Total cash (1) increased from RMB204.9 million as of December 31, 2005 to RMB706.0 million (US$90.5million) as of December 31, 2006, an increase of RMB501.1 million or 244.6%, which was mainly attributable to the net proceeds from the IPO. Cash and cash equivalents increased to RMB 467.4 million (US$59.9 million) from RMB 128.6 million as of December 31, 2005; Pledged time deposits increased by RMB162.4 million to RMB238.6 million (US$30.6 million).
Total accounts receivable (A/R) (2) increased by 45.4% from RMB 699.4 million as of December 31, 2005 to RMB1,016.8 million (US$130.3 million) as of December 31, 2006. This increase was mainly attributable to the growth in revenues and an increase in long-term accounts receivable.
Inventories increased from RMB 370.1 million as of December 31, 2005 to RMB 434.4 million (US$55.7 million) as of December 31, 2006, an increase of 17.4%. The increase was mainly due to an increase in finished goods inventories which are in the process of installation with customers.
Total assets increased by RMB940.4 million, or 63.7%, from RMB2,416 million as of December 31, 2005 to RMB2,416 million (US$309.6 million) as of December 31, 2006. The increase was mainly attributable to the increased total cash as well as the increase

Notes:

(1)	Total cash = cash and cash equivalents + time deposit + pledged time deposits.

(2)	Total accounts receivable = accounts receivable, net + Long-term accounts receivable in accounts receivable.
Total liabilities decreased by RMB39.2 million, or 4.3%, from RMB905.6 million as of December 31, 2005 to RMB866.4 million (US$111.0 million) as of December 31, 2006. Current liabilities increased RMB127.8 million, or 17.3%, from RMB 738.6 million as of December 31, 2005 to RMB 866.4 million (US$111.0 million) as of December 31, 2006. The increase was primarily due to an increase in short-term bank loans of RMB175.4 million which was obtained by us to finance our increased working capital requirements. Currently, there are no long-term debts outstanding, as the long term debts of RMB 167 million outstanding as of December 31, 2005 were fully converted into ordinary shares upon completion of the IPO during 2006.
Business Outlook
With the enlarged commercial trial for TD-SCDMA services and expansion of 2G network capacity in 2007, China GrenTech believes that demand for wireless coverage products in China will continue to expand in 2007. In addition, the Company believes that base station OEMs will accelerate their purchasing of RF modules in China. China GrenTech believes it will benefit from both trends. The Company currently estimates an increase in the Company`s revenues from wireless coverage products in high teens in 2007, and revenues from the RF components business to grow by 300% to 400% in 2007.
Looking out to the first quarter of 2007, driven by strong demand for RF component , the Company currently estimates a substantial increase in total revenue in the range of RMB 28.0 million to RMB 32.0 million as compared to revenues of RMB14.8 million in the first quarter of 2006, which equates to year-over-year growth of 89%-116%.

Conference Call and Webcast
The Company’s management team will conduct a conference call on Monday, March 12, 2007 at 8:00 am Eastern Time. A webcast of the conference call will be accessible on the Company’s web site at www.GrenTech.com.cn
About China GrenTech
China GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor area and outdoor area, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, development, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station manufacturers such as Huawei Technologies, ZTE etc. For more information, please visit our website at www.GrenTech.com.cn
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators and base station OEMs; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technology and keep up with changes in RF technology; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
Investor and Media Inquiries:

Mr. Qingchang Liu	Mr. Tip Fleming
China GrenTech Corporation Limited	Christensen
Tel:86-755-8350-1796	Tel:1-917-412-3333
Email: investor@powercn.com	Email: tfleming@ChristensenIR.com

FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Balance Sheets Items
as of December 31, 2005 and 2006
(RMB and US$ expressed in thousands)

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
Assets
Cash and cash equivalents	128,608	467,423	59,895
Pledged time deposits	76,250	238,618	30,576
Accounts receivable, net	537,321	747,859	95,829
Inventories	370,136	434,406	55,664
Total current assets	1,172,072	1,948,407	249,665
Long-term accounts receivable	162,032	268,957	34,464
Total assets	1,475,469	2,415,834	309,560

Liabilities and shareholders’ equity
Short-term bank loans	160,614	336,050	43,061
Total current liabilities	738,551	866,435	111,023
Long-term debt	167,053	—	—
Total liabilities	905,604	866,435	111,023

Ordinary shares US$0.00002 par value;
2,500,000,000 shares authorized,
466,365,500 issued and outstanding and
625,000,000 shares issued and outstanding as
of December 31, 2005 and 2006, respectively	77	103	13
Total shareholders’ equity	506,720	1,530,428	196,106
Total liabilities and shareholders’ equity	1,475,469	2,415,834	309,560

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Income Items
for Three-month Periods and Years Ended December 31, 2005 and 2006(RMB and US$ expressed in thousands, except per share data)

	For the Three-month Period Ended December 31,			For the Year Ended December 31,
	2005	2006	2006	2005	2006	2006
	RMB	RMB	US$	RMB	RMB	US$
Revenues	378,068	450,294	57,700	716,270	832,795	106,712
Cost of revenues	(174,471)	(241,089)	(30,893)	(328,064)	(437,040)	(56,001)

Gross profit	203,597	209,205	26,807	388,206	395,755	50,711
Research and development costs	(10,406)	(17,090)	(2,190)	(30,616)	(47,671)	(6,108)
Sales and distribution expenses	(22,865)	(36,299)	(4,651)	(91,489)	(112,948)	(14,473)
General and administrative expenses	(11,789)	(22,491)	(2,882)	(41,057)	(55,944)	(7,169)

Total operating expenses	(45,060)	(75,880)	(9,723)	(163,162)	(216,563)	(27,750)

Operating income	158,537	133,325	17,084	225,044	179,193	22,961
Interest income	1,132	4,458	571	3,213	19,186	2,458
Interest expense	(9,310)	(8,697)	(1,114)	(36,105)	(28,026)	(3,591)
Investment income				159	238	30
Foreign currency exchange gain/(loss)	5,584	(4,643)	(595)	5,584	(9,875)	(1,265)
Grant income	16,382	7,443	954	16,732	7,670	983

Total other income/(expense)	13,788	(1,439)	(184)	(10,417)	(10,807)	(1,385)

Income tax expense	(14,283)	(15,582)	(1,997)	(26,097)	(18,277)	(2,342)

Income before minority interests	158,042	116,303	14,903	188,530	150,108	19,234

Net income	155,020	114,410	14,660	181,444	148,841	19,072

Net income available to ordinary shareholders	154,233	114,410	14,660	179,016	148,292	19,002

— Basic	0.33	0.18	0.02	0.38	0.25	0.03

— Diluted	0.31	0.18	0.02	0.36	0.25	0.03

Weighted average number of ordinary shares

— Basic	466,365,500	625,000,000	625,000,000	466,365,500	584,580,799	584,580,799

— Diluted	500,000,000	625,000,000	625,000,000	500,000,000	593,150,684	593,150,684

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Cash Flows Items
for the Years Ended December 31, 2005 and 2006
(RMB and US$ expressed in thousands)

	For The Year Ended December 31,
	2005	2006	2006
	RMB	RMB	US$

Net cash used in operating activities	(112,611)	(114,778)	(14,706)
Net cash used in investing activities	(20,900)	(243,150)	(31,157)
Net cash (used in)/provided by financing activities	(40,813)	708,514	90,787
Effect of exchange rate changes on cash	—	(11,771)	(1,508)
Net (decrease)/ increase in cash and cash equivalents	(174,324)	338,815	43,415

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

By: /s/ Rong Yu

Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: March 13, 2007